

January 4, 2012

<u>Via Email</u>
James T. Judson
Interim Chief Financial Officer
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, CA 95051

      Re: **Extreme Networks, Inc.**
              Form 10-K and 10-K/A for the Fiscal Year Ended July 3, 2011
              Filed on August 30, 2011 and October 31, 2011, respectively
              File No. 000-25711

Dear Mr. Judson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended July 3, 2011</u>

<u>Business, page 3</u>

1.   Please provide us with additional information about the nature of your backlog. You are required to disclose the dollar amount of the backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. See Item 101(c)(viii) of Regulation S-K. It is unclear why you omit disclosure, both quantitatively and qualitatively, of your cancelable orders that have not been fulfilled on page 7 of your annual report. For example, it is unclear how much of your orders relate to short lead times or the average number of days those orders are fulfilled. Further, you disclose on pages 15, 19, and 37 of your annual report that you are subject to periodic disruptions in your supply chain. It is also unclear whether such disruptions generally cause immediate cancellation of your orders or if they have led to

> periodic backlogs of orders. A discussion of your supply chain and any recent supply disruptions would enable investors to determine the significance of your backlog disclosures.

Risk Factors, page 11

2.   Please provide us with your consideration to provide quantitative disclosure of your "erosion of average selling prices" for recent periods in your risk factor "We Expect The Average Selling Prices Of Our Products To Decrease, Which May Reduce Gross Margin And/Or Revenue" on page 12 of your annual report. It appears such quantitative disclosure would enable investors to evaluate the risks involved with the price erosion that has traditionally occurred in your industry and your operations.

Item 8. Financial Statements and Supplementary Data

Note 3. Commitments, Contingencies, and Leases

Legal Proceedings, page 60

3.   For your intellectual property litigation and other legal matters, you indicate that the company intends to defend them vigorously and it cannot predict the ultimate outcome of the matter at this time due to inherent uncertainties of litigation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. In your response, please tell us if you have accrued any amounts for probable losses related to these matters.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In your response, please provide us with your proposed legal proceedings disclosure to be provided in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

James T. Judson
Extreme Networks, Inc.
January 4, 2012
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief